UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2008
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-31240
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RETIREMENT SAVINGS PLAN OF NEWMONT
(Title of Plan)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWMONT MINING CORPORATION
(Issuer of Securities)
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
(Principal Executive Office)

Newmont

Retirement Savings Plan of Newmont
Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and Supplemental Schedule as of December 31, 2008.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Retirement Savings Plan of Newmont
We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Newmont (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Newmont as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Causey Demgen & Moore Inc.
Causey Demgen & Moore Inc.
Denver, Colorado
June 24, 2009

Newmont

Retirement Savings Plan of Newmont
Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2008	2007
Assets
Investments, at fair value:
Investments in registered investment companies	$189,104,114	$245,775,716
Investments in employer stock	45,010,659	47,772,479
Investments, at estimated fair value:
Loans to participants	8,323,056	8,693,644

	242,437,829	302,241,839
Contributions receivable:
Participants	3,605	—
Employer	14,351	—

Net assets available for plan benefits	$242,455,785	$302,241,839

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan of Newmont
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2008	2007
Additions (reductions) to net assets attributed to
Investment income
Dividend income, common stock	$412,932	$406,540
Dividend income, registered investment companies	7,927,797	13,177,853
Interest income, participant loans	677,513	641,548
Net appreciation (depreciation) in the fair value of investments (Notes 2 and 3)	(80,228,074)	8,700,568
Other additions	27,641	16,191

Net investment gain (loss)	(71,182,191)	22,942,700

Contributions (Note 1)
Employer, net of forfeitures applied	12,808,807	12,440,095
Participant	20,065,627	18,165,401
Rollover	733,136	818,070

Total contributions	33,607,570	31,423,566

Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	140,003	157,708

Total additions (reductions)	(37,434,618)	54,523,974

Deductions from net assets attributed to
Payment of benefits	(22,072,735)	(29,295,295)
Administrative and other expenses	(184,587)	(112,122)
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(94,114)	(14,949)

Total deductions	(22,351,436)	(29,422,366)

Increase (decrease) in net assets	(59,786,054)	25,101,608
Net assets available for plan benefits at beginning of year	302,241,839	277,140,231

Net assets available for plan benefits at end of year	$242,455,785	$302,241,839

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan
The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
The Plan was established effective July 1, 1974 by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2005, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.
Administration
Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. (“Trustee”).
The Plan is administered by the Administration Committee (the “Administration Committee”). The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. The Investment Committee, which consists of members appointed by the Company’s Board of Directors, reviews and selects the investment fund options offered under the Plan.
Eligibility and Contributions
Employees scheduled to work 1,000 hours or more per year are eligible to participate in the Plan after performing one hour of service. Other employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $15,500 on a pre-tax basis for the 2008 and 2007 Plan years. On January 1, 2006, the Company amended the plan to allow for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.
The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions were limited to a maximum of $12,000 per participant for 2008 and 2007.
All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contribution in the Plan for 2008 and 2007 was $5,000.
In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $46,000 (2008) and $45,000 (2007) or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, the Company’s matching contributions and retirement contributions.
Hourly non-union employees receive an additional retirement Company contribution equal to 2% for periods prior to June 2, 2003; thereafter, the retirement Company contribution is equal to 4.5% to 7.5%, based on years of service, to the participant’s Retirement Contribution Account. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.
The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting
Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. An hourly non-union participant whose employment commencement date was on or after January 1, 1998, has a vested and non-forfeitable interest in their retirement contributions account upon completion of five years of service. However, amounts held in retirement contribution accounts for employees employed from and after January 1, 2007 are vested 20% after one year, 40% after 2 years, 60% after 3 years and 100% after 4 years. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.
Non-vested balances of employees who terminate are forfeited and used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan.
Participant Accounts
Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. Effective April 1, 2007, participants may not elect to increase their investments in Company stock in excess of 20%.
Payment of Benefits and Withdrawals
At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.
Loans
Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.
Plan Termination
Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.
2. Significant Accounting Principles
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments
All of the Plan’s investments are maintained in mutual funds and a Company stock fund, which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. In fact, the value of investment securities was negatively impacted by the loss in value of a broad range of investments in 2008 and 2009.
Payments of Benefits
Payments of benefits are recorded on the accrual basis of accounting.
Plan Expenses
The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.
Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees, legal fees and annual loan fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee and do not flow through the Plan.
3. Investments
Plan participants have the following investment options: Templeton Developing Markets Trust — Class A, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund Investor Shares, Vanguard Explorer Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund Investor Shares, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard PRIMECAP Fund Investor Shares, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund Investor Shares, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2008		2007
Investment Funds
Vanguard 500 Index Fund Investor Shares		$26,923,331		$44,313,025
Vanguard International Growth Fund Investor Shares	*	8,217,449		16,051,043
Vanguard LifeStrategy Moderate Growth Fund		15,836,471		21,646,022
Vanguard Prime Money Market Fund		48,537,801		40,455,463
Vanguard Total Bond Market Index Fund Investor Shares		17,391,120	*	14,287,618
Vanguard Wellington Fund Investor Shares	*	11,105,433		15,495,992
Newmont Mining Stock Fund		45,010,659		47,772,479

*	The fair value of these investments represent less than 5% of the Plan’s net assets as of December 31.
The reconciliation of net appreciation (depreciation) in fair value of the Plan’s investments as of December 31, were as follows:

	2008	2007
Net realized gain (loss) on sale of assets, common stock	$(853,913)	$178,921
Net realized gain (loss) on sale of registered investment companies	(6,889,309)	1,810,528
Unrealized appreciation (depreciation) of assets, common stock	(6,802,906)	3,776,758
Unrealized appreciation (depreciation) of registered investment companies	(65,681,946)	2,934,361

Net appreciation (depreciation) in fair value of the Plan’s investments	$(80,228,074)	$8,700,568

4. Fair Value Measurements
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:
Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Investments in registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.
Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).
Loans to participants: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies	$189,104,114	$—	$—	$189,104,114

Employer stock	45,010,659	—	—	45,010,659

Loans to participants	—	—	8,323,056	8,323,056

	$234,114,773	$—	$8,323,056	$242,437,829

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant
Loans

Balance, beginning of year	$8,693,644

Purchases, sales, issuances and settlements (net)	(370,588)

Balance, end of year	$8,323,056

5. Tax Status of the Plan
The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on May 13, 2009. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.
6. Related Party Transactions
The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $184,587 and $112,122 for the years ended December 31, 2008 and 2007, respectively.
Plan-related expenses of $42,018 and $8,936 were paid by the Company for the years ended December 31, 2008 and 2007, respectively.

Newmont

Retirement Savings Plan of Newmont
Supplemental Schedule of Assets (Held at End of Year)

		Current Value
		Year Ended
	Cost	December 31, 2008

Investment Funds:
Templeton Developing Markets Trust — Class A	**	$5,497,792
*Vanguard 500 Index Fund Investor Shares	**	26,923,331
*Vanguard Capital Opportunity Fund Investor Shares	**	9,262,703
*Vanguard Explorer Fund Investor Shares	**	1,851,309
*Vanguard Extended Market Index Fund Investor Shares	**	4,158,223
*Vanguard International Growth Fund Investor Shares	**	8,217,449
*Vanguard LifeStrategy Conservative Growth Fund	**	5,632,752
*Vanguard LifeStrategy Growth Fund	**	6,993,485
*Vanguard LifeStrategy Income Fund	**	2,818,953
*Vanguard LifeStrategy Moderate Growth Fund	**	15,836,471
*Vanguard PRIMECAP Fund Investor Shares	**	5,784,728
*Vanguard Prime Money Market Fund	**	48,537,801
*Vanguard Small-Cap Index Fund Investor Shares	**	2,732,396
*Vanguard Target Retirement 2005 Fund	**	16,590
*Vanguard Target Retirement 2010 Fund	**	806,675
*Vanguard Target Retirement 2015 Fund	**	1,000,738
*Vanguard Target Retirement 2020 Fund	**	1,016,021
*Vanguard Target Retirement 2025 Fund	**	784,743
*Vanguard Target Retirement 2030 Fund	**	494,336
*Vanguard Target Retirement 2035 Fund	**	623,517
*Vanguard Target Retirement 2040 Fund	**	322,368
*Vanguard Target Retirement 2045 Fund	**	217,650
*Vanguard Target Retirement 2050 Fund	**	333,877
*Vanguard Target Retirement Income Fund	**	524,974
*Vanguard Total Bond Market Index Fund Investor Shares	**	17,391,120
*Vanguard Total International Stock Index Fund	**	3,200,142
*Vanguard Wellington Fund Investor Shares	**	11,105,433
*Vanguard Windsor II Fund Investor Shares	**	7,018,537

		189,104,114

Employer Stock:
*Newmont Mining Stock Fund	**	45,010,659

*Participant Loans (a):
Interest rates ranging from 5.0% to 10.5%	—	8,323,056

Total		$242,437,829

*	Represents a party-in-interest

**	Cost omitted for participant-directed investments.

(a)	The interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont

Date: June 24, 2009

/s/ Roger P. Johnson Roger P. Johnson, Vice President and Chief Accounting Officer Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore Inc.